Exhibit 99.13

Formation Capital Corporation

 consolidated financial statements

MAY 31, 2004

(Unaudited – prepared by Management)

these financial statements have not been reviewed by the company’s auditors

July 15, 2004

STATUTORY DECLARATION

I, J. Paul Farquharson, Chief Financial Officer, hereby declare that on Thursday, July 15, 2004 that I did mail or cause to be mailed for FORMATION CAPITAL CORPORATION for the quarter ended May 31, 2004 the financial statements and supplemental information to all registered shareholders and the Company’s Supplemental Mailing List.

”J. Paul Farquharson”

J. Paul Farquharson

Chief Financial Officer

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)
	(unaudited)	(audited)
	Three Months Ended	Year Ended
	May 31	February 29
	2004	2004
ASSETS
CURRENT
Cash and short-term deposits	$ 9,391,622	$ 10,731,587
Accounts receivable	150,504	82,813
Prepaid expenses and deposits	279,668	199,991
TOTAL CURRENT ASSETS	9,821,794	11,014,391
RECLAMATION DEPOSIT	23,178	22,706
MINERAL PROPERTIES (Note 5)	19,482,980	18,425,375
PROPERTY, PLANT AND EQUIPMENT (Note 2)	3,936,626	3,216,109
TOTAL ASSETS	$ 33,264,577	$ 32,678,581

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 666,219	$ 379,992
TOTAL CURRENT LIABILITIES	666,219	379,992

TOTAL LIABILITIES	$ 666,219	$ 379,992

SHAREHOLDERS' EQUITY
Share capital (Note 6)
Authorized
50,000,000 preferred shares without par value
250,000,000 common shares without par value
Issued
122,021,264 common shares (2004–120,486,544 shares)	$ 42,231,870	$ 41,762,104
Contributed surplus	734,496	734,496
Deficit, accumulated during exploration stage	(10,368,008)	(10,198,011)
TOTAL SHAREHOLDERS' EQUITY	32,598,358	32,298,589
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 33,264,577	$ 32,678,581

APPROVED BY THE BOARD
“ Mari - Ann Green ” Director
“ J. Scott Bending “ Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
	(unaudited)	(unaudited)
	Three Months Ending	Three Months Ending
	May 31	May 31
	2004	2003

EXPENSES
Accounting and audit	$ 47,166	$ 28,942
Administration	28,750	21,735
Advertising and promotion	62,571	2,594
Bank charges, interest and financing costs	690	57,143
Depreciation	11,157	10,353
Foreign exchange	(10,680)	(15,416)
Legal fees	18,463	8,204
Listing and filing fees	3,143	5,051
Management fees	3,164	1,781
Office	33,822	13,827
Shareholder information	26,204	1,848
TOTAL EXPENSES	$ 224,449	$ 136,062

LOSS BEFORE

UNDERNOTED ITEMS	(224,449)	(136,062)

OTHER INCOME	54,453	198

NET LOSS FOR THE PERIOD	$ (169,997)	$ (135,864)

DEFICIT at beginning of period	(10,198,011)	(8,637,724)

DEFICIT at end of period	$ (10,368,008)	$ (8,773,588)

Basic and fully diluted loss per share	$0.00	$0.00

Weighted average number of shares outstanding	121,901,305	59,391,106

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	(unaudited)	(unaudited)
	Three Month Ending	Three Month Ending
	May 31	May 31
	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$ (169,997)	$ (135,864)
Items not involving cash
Depreciation	11,157	10,353
Financing costs	-----	34,244
Change in non-cash operating
working capital items
Accounts receivable	(67,691)	(4,148)
Prepaids	(79,678)	1,153
Accounts payable	286,226	11,248
	(19,983)	(83,014)

FINANCING ACTIVITIES
Lease obligation	-----	(2,458)
Convertible debenture interest	-----	(64,500)
Convertible debenture accretion	-----	22,511
Share capital issued for cash	469,766	-----
Share issue expenses	-----	(5,206)
Subscriptions	-----	82,500
	469,766	32,847

INVESTING ACTIVITIES
Mineral property expenditures	(1,057,605)	(106,697)
Property, plant and equipment	(731,674)	(83,606)
Reclamation deposits	(471)	768
	(1,789,750)	(189,535)

NET CASH INFLOW (OUTFLOW)	(1,339,967)	(239,702)

CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	10,731,587	273,577

CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 9,391,622	$ 33,875

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished and intends to utilize to process third party, high content precious metals material to produce high purity bullion.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company’s audited consolidated financial statements for the year ended February 29, 2004.

2.

PROPERTY, PLANT AND EQUIPMENT

		May 31		February 29,
		2004		2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land and building	$ 176,351	$ 40,908	$ 135,443	$ 136,479
Plant	3,633,914	0	3,633,914	2,986,027
Office furniture, fixtures and equipment	455,203	312,114	143,089	67,277
Vehicle	83,492	59,312	24,180	26,326
	$ 4,348,960	$ 412,334	$ 3,936,626	$ 3,216,109

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

3.

DEFERRED FINANCING COST

	May 31,	February 29,
	2004	2004
Promissory Notes Warrants	$ -	$ 140,000
Convertible Debentures Warants (Note 8)	-	369,405
Convertible Debentures Broker Fee (Note 8)	-	60,000
Convertible Debentures Issue Expenses	-	120,000
	-	689,405
Accumulated Amortization	-	(689,405)

	$ -	$ -

For the year ended February 29, 2004, deferred financing costs of $27,096 (2003 - $27,096) were charged to financing costs and $83,550 (2003 - $Nil) were charged to share capital upon conversion of the debentures.  As at February 29, 2004 and May 31, 2004 there were nil deferred financing costs.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

4.

CONVERTIBLE DEBENTURES

	May 31,	February 29,
	2004	2004
7.5% p.a. secured, convertible redeemable debentures	$ -	$ -

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of $1,000 principal amount debenture and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (the “Debentures”) in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of 60 units consisting of Debentures in the total principle amount of $60,000 and 519,980 warrants, exercisable on the same terms as the private placement warrants, was incurred in connection with the placement.  Management has recorded certain fees as Deferred Financing Costs that are amortized into operations on a straight-line basis over the term of the debt (Note 3).  Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled (Note 4).

The Company has the right in certain circumstances to redeem the Debentures.  The Debentures have been accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the secured convertible debentures amounted to $325,000. This amount represents the fair value of the holder's option to convert the debentures into common shares.

On December 9, 2003 and February 24, 2004 the holders of the debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share. The Company issued 3,440,000 common shares upon conversion of the debentures.

At the time of conversion the carrying amount of the financial liability included accretion of $141,053 for the principal portion and $80,254 for the interest portion of the liability.  Deferred broker fees and expenses with a value of $36,000 were charged to financing costs and $111,000 were charged to share capital upon conversion of the debentures.

The share purchase warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 77% and a weighted-average risk free rate of 4.91%.  The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost (Note 7).

For the year ended February 29, 2004, deferred financing costs of $73,880 (2003 - $67,723) were charged to financing costs and $227,802 was charged to share capital upon conversion of the debentures.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

5.

RESOURCE PROPERTIES

          Resource properties at May 31, 2004 consist of:

	May 31,	February 29,
	2004	2004
Idaho Cobalt Belt
Idaho Cobalt Project	$ 15,335,722	$ 14,351,832
Black Pine	$ 3,193,097	3,192,197
Badger Basin	$ 98,326	97,096
	18,627,145	17,641,125

Other Projects
Morning Glory/Wallace Creek	$ 380,557	379,657
El Milagro	$ 243,005	234,256
Flin Flon	$ 65,645	65,645
Queen of the Hills	$ 26,916	26,016
Compass/Kernaghan	$ 2,268	2,268
Virgin River	$ 10,116	9,590
Other	$ 127,328	66,818
	855,835	784,250
	$ 19,482,980	$ 18,425,375

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

6.

SHARE CAPITAL

a)   During the quarter ended May 31, 2004, the Company issued 1,497,720 common shares for gross proceeds of $459,316 on exercise of share purchase warrants and issues 37,000 common shares for gross proceeds of $10,450 on exercise of stock options.

          Common shares issued and outstanding

	Common shares without par value
	Shares	Amount
Balance, February 29, 2004	120,486,544	$ 41,762,104
Issuance of common shares for cash	1,534,720	469,766

Balance May 31, 2004	122,021,264	$ 42,231,870

b)

As at May 31, 2004 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date

675,000	$0.31	June 27, 2004
100,000	$0.20	November 19, 2004
1,413,000	$0.25	February 26, 2005
125,000	$0.15	May 12, 2005
165,000	$0.34	July 18, 2005
200,000	$0.18	October 20, 2005
50,000	$0.36	November 16, 2005
285,000	$0.62	January 09, 2006
200,000	$0.50	April 19, 2006
2,865,000	$0.15	May 12, 2006

6,078,000

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

(i)        As at May 31, 2004, outstanding exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	May 31,	Exercise	February 29,	Exercise	February 28,	Exercise
	2004	Price	2004	Price	2003	Price
Balance outstanding,
beginning of year	5,915,000	$ 0.22	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	200,000	0.50	3,800,000	0.19	680,000	0.27
Options exercised	(37,000)	0.28	(915,000)	0.22	-	-
Options cancelled/
expired	-	-	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding,
end of period	6,078,000	$ 0.23	5,915,000	$ 0.22	4,500,000	$ 0.27

(iii)

During the year ended February 29, 2004, 505,000 (2003 - 250,000) stock options were issued to non-employees and non-directors.  Using the fair value method for stock based compensation, consulting costs of $48,840 (2003 - $38,876) were capitalized to mineral properties.  This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 96% (2003 - 98%) and a weighted average risk free rate of 3.74% (2003 - 4.13%).

c)

As at May 31, 2004 outstanding warrants were as follows:

Number of
Warrants	Exercise Price	Expiry Date

4,965,000	$0.30	June 21, 2004
1,998,000	$0.30	June 25, 2004
513,667	$0.30	August 31, 2004
500,812	$0.25	March 01, 2005
81,250	$0.25	June 02, 2005
1,266,387	$0.23	August 22, 2005
19,999,999	$0.50	December 05, 2005
1,963,800	$0.35	December 05, 2005
618,000	$0.50	March 22, 2006
1,333,333	$0.30	February 05, 2007
1,853,180	$0.30	April 03, 2007
35,093,428

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2004

i)

The changes in warrants during the previous periods were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	May 31,	Exercise	February 29,	Exercise	February 28,	Exercise
	2004	Price	2004	Price	2003	Price
Balance outstanding,
beginning of year	36,591,148	$ 0.41	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the period
Warrants issued	-	-	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(1,497,720)	0.31	(13,115,163)	0.24	-	-
Warrants expired/
cancelled	-	-	(821,500)	0.50	(2,190,000)	0.60
Balance outstanding,
end of period	35,093,428	$ 0.42	36,591,148	$ 0.41	26,751,377	$ 0.32

7.

RELATED PARTY TRANSACTIONS

a)

During the quarter ended May 31, 2004, the Company incurred:

(i)

Administration fees of $28,750 (2003 - $21,735) to a director and financial services fees of $ 21,250 (2003 – $16,215) to an officer; and

(ii)

Resource property expenditures, including consulting fees, of $43,307 (2003 - $39,260) to directors.

b)

As at May 31, 2004, accounts payable include $419 (2003 - $38,901) due to directors and officers.

8.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	May 31,	February 29,
	2004	2004

Canada	$ 234,858	$ 175,127
United States	22,961,701	21,251,588
Mexico	246,224	237,475
	$ 23,442,783	$ 21,664,190

9.

SUBSEQUENT EVENTS

Subsequent to May 31, 2004 the Company

(a)

Issued 675,000 common shares for gross proceed of $209,250 on the exercise of stock options and issued 6,979,000 common shares for gross proceeds of $2,093,700 on the exercise of share purchase warrants.

First Quarter Report to Shareholders

The successful financing efforts of the previous quarter that resulted in closing a $10 million financing, allowed Management to move forward aggressively with the development of its two primary assets.  Significant advancements were made at both the Company’s Sunshine Precious Metals Refinery, and the Idaho Cobalt Project during the first quarter of Fiscal 2005.

On March 1, 2004 the Company commenced the start-up phase of the Sunshine Precious Metals Refinery.  Management announced the start-up was expected to take approximately three months and thus it was anticipated that the Sunshine Precious Metals Refinery would be operational in early June.  Surpassing that expectation, subsequent to the end of the quarter, the refinery began accepting feed material on June 1, 2004.

The re-starting of the refinery also included the securing of key personnel.  While Mr. John Allen and Mr. Mike Perry had already joined the Formation team as Operations Manager and Comptroller for the refinery respectively, the refinery welcomed Mr. Michael Irish as Manager of Metallurgy.  Management considers Mr. Irish a valuable addition to the team, as he was instrumental in the design, engineering, construction and start up of the Big Creek Hydrometallurgical Complex and Sunshine Precious Metals Refinery in the mid-eighties.  Additional key positions filled included Senior Chemist and Human Resources Manager filled by two very qualified individuals, Mr. Fred Stone and Ms. Laurie Jaeger respectively.

The Company intends to custom refine high-grade silver materials such as doré, to high purity bullion and if applicable, value added silver products.  The Sunshine Silver Refinery has a current annual capacity of 10 million ounces of silver and a recently revised 350,000 ounces of gold.

The Company further announced that Aran Asset Management and Clubb Capital Ltd have, over the last several months, converted their debentures to 3,440,000 common shares of the Company.

Both $400,000 debentures were 7.5% secured, convertible (at $0.25 per share) and redeemable and carried a related fee of $60,000.  As a result, the Company is now debt free.

In May, Formation announced the commencement of a 7,500 metre (~25,000 foot) diamond drill program on the Company’s 100% owned Idaho Cobalt Project, a unique primary cobalt deposit located in east central Idaho in the permitting and feasibility stages of development.  The diamond drill program, as recommended by Mine Development Associates in the Pre-feasibility Study, is intended to upgrade Inferred Resources to Proven and Probable Reserves as well as increase the Resource base.  Enhancing the reserve base is designed to improve the overall economics of the deposit and increase the existing mine life.

Concurrent with the drill program, advancements in the Final Feasibility Study and Permitting continue on the Idaho Cobalt Project.  During the quarter, the Company received notification that three well-established and respected engineering firms intend to bid on the contract to complete the Final Feasibility Study on the project.  The awarding of this contract is expected in the near future.

The permitting process continues to progress well on the Idaho Cobalt Project.  An encouraging Joint Review Process meeting was conducted that revealed a welcome synergy between the regulatory agencies and the company’s operational personnel and consultants.  Management cannot ascertain with certainty when the mine permits could be expected, however it is hoped that the mine permits will be granted within fiscal fourth quarter.

Subsequent to the end of the quarter, the fruits of the first quarter’s labor became evident as the Sunshine Precious Metals Refinery opened its doors for business on June 1, 2004.  As a testament to the qualified team running the refinery, the project was finished on time and under budget.

Feed source identification for custom refining and the development of outlets for the bullion produced by the Sunshine Precious Metals Refinery services continued throughout the quarter.  It became clear that due to apparent reduced availability of physical silver, there is an overwhelming interest in the high purity bullion produced from the facility.  This bodes well for the Company in that the Sunshine Precious Metals Refinery enjoyed a remarkable reputation for consistent high purity bullion products in past operations.

While the refinery team was busy preparing the facility for operational status, Management continued to raise money in support of the Company’s projects.  Later in June it was announced that through the exercise of warrants and options, over $5 million had been generated for the Company.  Between December 1, 2003 and June 25th, 2004, 16,397,570 warrants were exercised at prices between $0.23 and $0.50 generating $4,862,559.  This included the early exercise of 3,091,000 warrants at $0.30 which were due to expire August 31, 2004, leaving only 497,667 unexercised August 31, 2004 warrants.  In addition to the exercise of warrants, the Company also generated an additional $209,250 through the exercise of 675,000 employee stock options at a price of $0.31.  The success of these financing efforts will help ensure an increase in shareholder value through the continued advancement of the Company’s assets.

Most recently, in early July a significant development at the refinery took place.  On July 7th, 2004, the Company announced that its wholly owned subsidiary, Formation Chemicals, Inc. had engaged Auramet Trading, LLC (Auramet) as its marketing advisor for the newly refurbished Sunshine Precious Metals Refinery.  Under the terms of the engagement, Auramet will develop a comprehensive marketing strategy for the refinery, as well as assist in its financing needs.

The engagement of Auramet is expected to be a most rewarding, mutually beneficial business association.  Auramet will provide the Company a comprehensive array of services including physical metals trading, hedging, merchant banking, structured finance and advisory services.  Auramet's principals include Jim Verraster, CEO, who built and led the Mining Finance and Precious Metals Marketing team for Standard Bank in New York, Mark Edelstein who has 15 years industry experience and was the former head of Standard Bank's Corporate Finance Department in New York and Justin Sullivan, a well respected commodities lawyer who has nearly 20 years legal experience in the private sector and was a partner with Edwards & Angell, LLP.

The assembly of the refinery’s talented and experienced team to operate the Sunshine Precious Metals Refinery coupled with Auramet’s 50 years of successful precious metals marketing and financing experience, will assist in re-establishing the remarkable reputation for the consistent, high quality bullion previously produced at the refinery.  The Company is looking forward to providing its customers with unparalleled product and service and obtaining expeditious cash flow for its shareholders.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

July 13, 2004